UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2016

Commission File 001 — 33175

Vedanta Limited

(formerly Sesa Sterlite Limited)

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Vedanta Limited

Other Events

We would like to inform that Sterlite Ports Limited, a wholly owned subsidiary of Vedanta Limited, will be signing a MoU pursuant to ‘Letter of Award’ for redevelopment of existing berths 8, 9 and barge berths at the Port of Mormugao (‘Project’), Goa on Develop, Build, Finance, Operate and Transfer (DBFOT) basis for a concession period of 30 years with the Mormugoa Port Trust. The Project is awarded to the Company through a competitive bidding process.

The redeveloped berths are planned to handle all type of cargo including iron ore, coal and general cargo with an expected capacity of 19.22 million tonnes per annum. Redevelopment of the berths would be done over a period of 3 to 5 years.

Company is the largest exporter of iron ore from Goa and this project would provide logistic integration to our iron ore business apart from handling other cargo.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2016

VEDANTA LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary